Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Pony AI Inc., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Pony AI Inc.

小馬智行*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2026)

PROPOSED GRANTING OF GENERAL MANDATES TO ISSUE

AND REPURCHASE SHARES AND/OR ADSs,

PROPOSED RE-ELECTION OF DIRECTORS,

PROPOSED RE-APPOINTMENT OF AUDITORS,

AND

NOTICE OF THE ANNUAL GENERAL MEETING

A letter from the Board is set out on pages 5 to 10 of this circular.

The AGM will be held at 1/F, Building 8, Phase II, Datang Industrial Park, Huangge Town, Nansha District, Guangzhou, Guangdong Province, PRC on Monday, June 8, 2026 at 10:00 a.m. (Beijing time). A notice convening the AGM is set out on pages 18 to 23 of this circular. A form of proxy for use at the AGM is also enclosed. Such form of proxy is also published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.pony.ai/).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Deutsche Bank Trust Company Americas. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to Deutsche Bank Trust Company Americas. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 10:00 a.m. (Hong Kong time), on Saturday, June 6, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and Deutsche Bank Trust Company Americas must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM. For the avoidance of doubt, holders of Treasury Shares (if any) shall abstain from voting at the AGM.

*	For identification purpose only

April 22, 2026

CONTENTS

Pages

DEFINITIONS		1

LETTER FROM THE BOARD		5

1.	Introduction	5

2.	Proposed Grant of General Mandate to Issue Shares and/or ADSs	6

3.	Proposed Grant of General Mandate to Repurchase Shares and/or ADSs	7

4.	Proposed Re-election of Directors	8

5.	Proposed Re-appointment of Auditors	9

6.	The AGM and Proxy Arrangement	9

7.	Recommendations	10

8.	Further Information	10

9.	Responsibility Statement	10

APPENDIX I	–	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE	11

APPENDIX II	–	DETAILS OF THE DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM	15

NOTICE OF THE ANNUAL GENERAL MEETING			18

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“ADS(s)”	American depositary shares, each representing one Class A Ordinary Share

“ADS Record Date”	May 5, 2026 (New York time)

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be convened on Monday, June 8, 2026 at 10:00 a.m. (Beijing time) to consider and, if thought fit, approve, the proposed resolutions as set out in the notice of such meeting which is set out on pages 18 to 23 of this circular, or any adjournment thereof

“Articles” or “Articles of Association”	the tenth amended and restated articles of association of the Company adopted by special resolutions of the Shareholders of the Company on April 2, 2026

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Auditors”	Deloitte Touche Tohmatsu Certified Public Accountants LLP and Deloitte Touche Tohmatsu, the external auditors of the Company

“Board”	the board of Directors of the Company

“CCASS”	Central Clearing and Settlement System, a securities settlement system used within the Hong Kong Exchanges and Clearing Limited market system

“Class A Ordinary Shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.0005 each, conferring a holder of a Class A ordinary share (1) vote per share on all matters subject to the vote at general meetings of the Company

DEFINITIONS

“Class B Ordinary Shares”	Class B ordinary shares of the share capital of the Company with a par value of US$0.0005 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to (10) votes per share on all matters subject to the vote at general meetings of the Company, subject to the requirements under Rule 8A.24 of the Hong Kong Listing Rules that the Reserved Matters shall be voted on a (1) vote per share basis

“Company”, “our Company”, or “the Company”	Pony AI Inc. (Stock Code: 2026, Nasdaq Symbol: PONY), an exempted company with limited liability incorporated under the laws of the Cayman Islands on November 4, 2016

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“controlling shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“Directors”	the director(s) of the Company, from time to time

“Dr. Lou”	Dr. Tiancheng Lou (樓天城), an executive Director and the chief technology officer of the Company

“Dr. Peng”	Dr. Jun Peng (彭軍), the chairman of the Board, an executive Director and the chief executive officer of the Company

“Group”, or “our”	the Company together with its subsidiaries from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“HKSCC”	Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited

DEFINITIONS

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Latest Practicable Date”	April 17, 2026, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Laws”	all laws, statutes, legislation, ordinances, rules, regulations, guidelines, opinions, notices, circulars, orders, judgments, decrees, or rulings of any Governmental Authority (including, without limitation, the Stock Exchange and the SFC) of all relevant jurisdictions

“Listing Date”	the listing of the Class A Ordinary Shares on the Main Board of the Stock Exchange on November 6, 2025

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Nasdaq”	The Nasdaq Global Select Market

“Reserved Matters”	those resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Listing Rules and the Amended Memorandum and Articles, being: (i) any amendment to the memorandum of association or articles of association of the Company, (ii) the variation of the rights attached to any class of Shares, (iii) the appointment or removal of an independent non-executive Director, (iv) the appointment or removal of the Company’s auditors, and (v) the voluntary winding-up of the Company

“SFC”	Securities and Futures Commission of Hong Kong

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Shareholders”	holder(s) of the Share(s)

DEFINITIONS

“Shares”	the Class A Ordinary Shares and the Class B Ordinary Shares in the share capital of the Company, as the context so requires

“Share Record Date”	May 5, 2026 (Hong Kong time)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“substantial shareholder(s)”	has the meaning ascribed to it in the Listing Rules

“Takeovers Code”	Code on Takeovers and Mergers and Share Buy-backs issued by the SFC, as amended, supplemented or otherwise modified from time to time

“Treasury Shares”	has the meaning ascribed to it under the Listing Rules

“US$”	U.S. dollars, the lawful currency of the United States

“weighted voting right(s)”	has the meaning ascribed to it in the Listing Rules

“WVR Beneficiary(ies)”	has the meaning ascribed to it under the Hong Kong Listing Rules and unless the context otherwise requires, refers to Dr. Peng and Dr. Lou, being the holders of the Class B Ordinary Shares, entitling each to weighted voting rights

“%”	percent

LETTER FROM THE BOARD

Pony AI Inc.

小馬智行*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2026)

Executive Directors: Dr. Jun Peng Dr. Tiancheng Lou Non-executive Directors: Mr. Fei Zhang Mr. Takeo Hamada Independent non-executive Directors: Mr. Jackson Peter Tai Dr. Mark Qiu Ms. Asmau Ahmed

Registered Office:

190 Elgin Avenue, George Town

Grand Cayman, KY1-9008

Cayman Islands

Head Office and Principal Place of Business in the PRC:

1301 Pearl Development Building

1 Mingzhu 1st Street, Hengli Town

Nansha District

Guangzhou, PRC

Head Office and Principal Place of business in Hong Kong:

46/F, Hopewell Centre

183 Queen’s Road East

Wan Chai, Hong Kong

April 22, 2026

To the Shareholders

Dear Sir or Madam,

PROPOSED GRANTING OF GENERAL MANDATES TO ISSUE

AND REPURCHASE SHARES AND/OR ADSs,

PROPOSED RE-ELECTION OF DIRECTORS,

PROPOSED RE-APPOINTMENT OF AUDITORS,

AND

NOTICE OF THE ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to give you notice of the AGM, and to provide you with information regarding the following proposals to be put forward at the said meeting:

(a)	the proposed grant of a general mandate to issue Shares and/or ADSs;

*	For identification purpose only

LETTER FROM THE BOARD

(b)	the proposed grant of a general mandate to repurchase Shares and/or ADSs;

(c)	the proposed re-election of Directors; and

(d)	the proposed re-appointment of Auditors.

2.	PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES AND/OR ADSs

At the extraordinary general meeting of the Company held on April 2, 2026, the Directors were given a general mandate to allot, issue and deal with additional Class A Ordinary Shares and/ or Class A Ordinary Shares underlying ADSs (including the sale or transfer of Treasury Shares) not exceeding 20% of the total number of issued Shares (excluding Treasury Shares) as at the date of passing of such resolution. Such mandate, to the extent not utilized by the date of the AGM, will lapse at the conclusion of the AGM.

In order to give the Company the flexibility to issue Class A Ordinary Shares (including any sale or transfer of Treasury Shares) if and when appropriate, without needing to convene a general meeting for each and every such issuance, sale and/or transfer of Treasury Shares, an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to allot, issue or deal with additional Class A Ordinary Shares and/or Class A Ordinary Shares underlying ADSs (including any sale or transfer of Treasury Shares) not exceeding 20% of the total number of issued Shares (excluding any Treasury Shares) as at the date of passing of such resolution (the “Issuance Mandate”).

As at the Latest Practicable Date, the issued share capital of the Company comprised 352,452,783 Class A Ordinary Shares and 81,088,770 Class B Ordinary Shares. Subject to the passing of the ordinary resolution 5 and on the assumption that the issued share capital of the Company (excluding Treasury Shares) remain unchanged after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to issue (or transfer out of the treasury) a maximum of 86,708,310 Class A Ordinary Shares. The Company had no plan or intention to allot, issue or deal with additional Class A Ordinary Shares and/or Class A Ordinary Shares underlying ADSs (including the sale or transfer of Treasury Shares) under the Issuance Mandate as at the Latest Practicable Date.

In addition, subject to a separate approval of the ordinary resolution 7, the number of Shares and/or Shares underlying the ADSs purchased by the Company under ordinary resolution 6 will also be added to extend the Issuance Mandate as mentioned in ordinary resolution 5 provided that such additional amount shall represent up to 10% of the number of issued Shares (excluding any Treasury Shares) as at the date of passing the resolutions in relation to the Issuance Mandate and the Repurchase Mandate (as defined below).

LETTER FROM THE BOARD

The Issuance Mandate (including the extended Issuance Mandate), if granted, will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by applicable Laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Issuance Mandate (including the extended Issuance Mandate), is revoked or varied by an ordinary resolution of the Shareholders, whichever occurs first.

3.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/ OR ADSs

At the extraordinary general meeting of the Company held on April 2, 2026, the Directors were given a general mandate to repurchase Shares and/or ADSs. Such mandate, to the extent not utilized by the date of the AGM, will lapse at the conclusion of the AGM.

In order to give the Company the flexibility to repurchase Shares and/or ADSs if and when appropriate, without needing to convene a general meeting for each and every such repurchase, an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to exercise the powers of the Company to repurchase Shares and/or ADSs representing up to 10% of the total number of issued Shares (excluding any Treasury Shares) as at the date of passing of such resolution (the “Repurchase Mandate”).

As at the Latest Practicable Date, the issued share capital of the Company comprised 352,452,783 Class A Ordinary Shares and 81,088,770 Class B Ordinary Shares. Subject to the passing of the ordinary resolution 6 and on the assumption that the issued share capital of the Company (excluding Treasury Shares) remain unchanged after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to repurchase a maximum of 43,354,155 ordinary Shares. The Company had no plan or intention to repurchase Shares and/or ADSs under the Repurchase Mandate as at the Latest Practicable Date.

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix I to this circular. This explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolution at the AGM.

Pursuant to the Listing Rules, if the Company purchases any Shares and/or ADSs pursuant to the Repurchase Mandate, the Company will either (i) cancel the Shares and/or the Shares underlying ADSs repurchased and/or (ii) hold such Shares and/or the Shares underlying ADSs in treasury, subject to market conditions and the Company’s capital management needs at the relevant time any repurchases of Shares are made. If the Company holds any Shares in treasury, any sale or transfer of Shares in treasury will be made pursuant to the terms of the Issuance Mandate and in accordance with the Listing Rules and applicable laws and regulations of the Cayman Islands.

LETTER FROM THE BOARD

The Repurchase Mandate, if granted, will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by any applicable Laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders, whichever occurs first.

4.	PROPOSED RE-ELECTION OF DIRECTORS

Pursuant to the Articles of Association and the Corporate Governance Code set out in Appendix C1 of the Listing Rules, Mr. Fei Zhang and Mr. Takeo Hamada will retire at the AGM and, being eligible, will offer themselves for re-election as Directors (the “Retiring Directors”) at the AGM. Biographical details of the Retiring Directors are set out in the Appendix II to this circular.

Except as stated in the Appendix II to this circular, none of the Retiring Directors currently nor in the past three years, holds any directorships in any listed companies or any other major positions in the Company and its subsidiaries. The proposals for the re-election of the Retiring Directors will be submitted for the Shareholders’ approval at the AGM.

The Nomination Committee has reviewed the structure and composition of the Board, the confirmations and disclosures of the Retiring Directors, the qualifications, skills and experience, time commitment and contribution of the Retiring Directors with reference to the nomination principles and criteria set out in the Company’s board diversity policy and director nomination policy and the Company’s corporate strategy and are satisfied with the Retiring Directors’ contribution to the Company, which will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning and diversity. The Nomination Committee and the Board therefore recommended the re-election of the Retiring Directors at the AGM and to authorize the Board to fix the respective remuneration for such Directors (if any).

LETTER FROM THE BOARD

5.	PROPOSED RE-APPOINTMENT OF AUDITORS

Following the recommendation of the audit committee of the Board, the Board proposes to re-appoint Deloitte Touche Tohmatsu Certified Public Accountants LLP and Deloitte Touche Tohmatsu as the independent auditors of the Company for the year ending December 31, 2026 and to hold the office until the conclusion of the next annual general meeting of the Company. An ordinary resolution will also be proposed to authorize the Board to fix the auditors’ remuneration for the ensuing year. The specific auditors’ remuneration will be further negotiated and determined between the Company and Deloitte Touche Tohmatsu Certified Public Accountants LLP and Deloitte Touche Tohmatsu on a fair and reasonable basis, taking into account factors such as the business scale and industry of the Group, expected audit scope, audit timetable, manpower and expected auditors’ resources required. It is expected that the auditors’ remuneration for the ensuing year shall not exceed US$1.7 million. Deloitte Touche Tohmatsu Certified Public Accountants LLP and Deloitte Touche Tohmatsu have indicated their willingness to be re-appointed as auditors of the Company for the said period.

6.	THE AGM AND PROXY ARRANGEMENT

The AGM will be held at 10:00 a.m. (Beijing time) at 1/F, Building 8, Phase II, Datang Industrial Park, Huangge Town, Nansha District, Guangzhou, Guangdong Province, PRC on Monday, June 8, 2026.

The Notice of the AGM is enclosed and published on the websites of the Stock Exchange at www.hkexnews.hk and the Company at https://ir.pony.ai/.

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are entitled to attend the AGM in person. Holders of the ADSs as of the close of business on the ADS Record Date (New York time) are entitled to submit your voting instructions to Deutsche Bank Trust Company Americas. Whether or not you propose to attend and vote at the said meetings, please complete, sign, date, and return the accompanying proxy forms to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy forms not less than 48 hours before the time appointed for AGM at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong; and Deutsche Bank Trust Company Americas must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

The resolutions to be proposed at the AGM will be voted by way of poll in accordance with the Listing Rules. For the avoidance of doubt, holders of Treasury Shares (if any) shall abstain from voting at the AGM.

LETTER FROM THE BOARD

7.	RECOMMENDATIONS

The Directors (including independent non-executive Directors) are of the opinion that all the proposed resolutions are in the interests of the Company and the Shareholders as a whole and so recommend you to vote in favour of all the resolutions to be proposed at the AGM.

8.	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular.

9.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

By Order of the Board
Pony AI Inc.
Dr. Jun Peng
Chairman of the Board and Chief Executive Officer

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The following is an explanatory statement required by the Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1.	REASONS FOR REPURCHASE OF SHARES AND/OR ADSS

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the Shareholders as a whole.

Repurchases of Shares and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share. The Directors are seeking the grant of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares and/or ADSs to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

The Directors would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders.

2.	SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 433,541,553 Shares, out of which 352,452,783 were Class A Ordinary Shares and 81,088,770 were Class B Ordinary Shares. Subject to the passing of the ordinary resolution set out in item 6 of the notice of the AGM in respect of the granting of the Repurchase Mandate and on the assumption that the issued and outstanding shares of the Company remain unchanged after the Latest Practicable Date and up to the date of the AGM, i.e. being 433,541,553 Shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 43,354,155 Shares, representing 10% of the total number of issued Shares (excluding any Treasury Shares) as at the date of the AGM.

3.	FUNDING OF REPURCHASES

Repurchases of Shares and/or ADSs will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the Articles of Association, the Listing Rules, the applicable Laws of the Cayman Islands and/or any other applicable Laws, as the case may be.

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

4.	IMPACT OF REPURCHASES

Based on the current level of trading price of the Company’s Shares and ADSs, the Directors believe that there may not be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the year ended December 31, 2025) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

However, the Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

Following a repurchase of Class A Ordinary Shares or Class A Ordinary Shares underlying ADSs, the Company may cancel any repurchased Shares and/or hold them as Treasury Shares subject to, among others, market conditions and its capital management needs at the relevant time of the repurchases, which may change due to evolving circumstances. Shareholders and potential investors of the Company should pay attention to any announcement to be published by the Company in the future, including but without limitation, any next day disclosure return (which shall identify, amongst others, the number of repurchased shares that are to be held in treasury or cancelled upon settlement of such repurchase, and where applicable, disclose the reasons for any deviation from the intention statement previous disclosed) and any relevant monthly return.

For any Treasury Shares deposited with CCASS pending resale on the Stock Exchange, the Company shall, upon approval by the Board, implement the below interim measures (collectively, the “Interim Measures”) which include (without limitation): (i) procuring its broker not to give an instructions to HKSCC to vote at general meetings for the Treasury Shares deposited with CCASS; (ii) in the case of dividends or distributions (if any and where applicable), the Company shall withdraw the Treasury Shares from CCASS, and either re-register them in its own name as Treasury Shares or cancel them, in each case before the relevant record date for the dividend or distributions; or (iii) take any other measures to ensure that the Company will not exercise any shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable Laws if those Shares were registered in its own name as Treasury Shares.

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

As at the Latest Practicable Date, Dr. Peng and Dr. Lou, the WVR Beneficiaries, through their associates, held in aggregate 191,025 Class A Ordinary Shares and 81,088,770 Class B Ordinary Shares, representing (a) approximately 18.75% of the Company’s issued Shares; (b) approximately 18.75% of the effective voting rights with respect to shareholder resolutions relating to Reserved Matters, on the basis that each Share entitles the Shareholder to one vote per share; and (c) approximately 69.72% of the effective voting rights, on the basis that Class A Ordinary Shares entitle the Shareholder to one vote per share and Class B Ordinary Shares entitle the Shareholder to ten votes per share. Pursuant to Rule 8A.15 of the Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the WVR Beneficiaries must reduce their weighted voting rights in the Company proportionately through conversion of a proportion of their Class B ordinary shares into Class A Ordinary Shares, if the reduction in the number of Shares in issue (after deducting Treasury Shares) would otherwise result in an increase in the proportion of Class B Ordinary Shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of the WVR Beneficiaries to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares and/or ADSs to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares.

In addition, the Directors do not propose to repurchase Shares and/or ADSs which would result in less than the relevant prescribed minimum percentage of Shares in public hands as required by the Stock Exchange.

6.	GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any core connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken that they will exercise the power of the Company to make repurchases of Shares and/or ADSs pursuant to the Repurchase Mandate in accordance with the Listing Rules and the applicable Laws of the Cayman Islands. In addition, the Company has confirmed that neither the Explanatory Statement nor the proposed share repurchase has any unusual features.

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

7.	MARKET PRICES OF SHARES

As the Company has been listed on the Stock Exchange for less than 12 months, the highest and lowest prices per Share at which the Class A Ordinary Shares have been traded on the Stock Exchange since the Listing Date up to and including the Latest Practicable Date were as follows:

	Price per share
Month	Highest	Lowest
	HK$	HK$
2025
November (since the date of Listing)	126.100	85.600
December	131.000	105.100

2026
January	136.900	112.100
February	119.600	100.200
March	112.600	65.750
April (up to Latest Practicable Date)	88.850	66.700

8.	REPURCHASES OF SHARES MADE BY THE COMPANY

As the Company has been listed on the Stock Exchange for less than 6 months, during the period starting on the date of the Listing and up to the Latest Practicable Date, the Company has not repurchased any Class A Ordinary Shares or ADSs on the Stock Exchange or the Nasdaq.

APPENDIX II	DETAILS OF THE DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Pursuant to the Listing Rules, the details of the Directors, who will retire and being eligible, offer themselves for re-election at the AGM, are provided below.

(1)	MR. FEI ZHANG

Position and experience

Mr. Fei Zhang (“Mr. Zhang”) (張斐), aged 53, is our non-executive Director, and is responsible for providing professional advice to the Board. Mr. Zhang has been appointed as our Director since December 2017.

Mr. Zhang has over 20 years of venture capital experience, with a focus in the areas of AI/ cloud computing, social/digital media and entertainment, and electric vehicle/autonomous driving. He was a partner at Ceyuan Ventures (策源創投) in Beijing from 2004 to 2007, where he initiated and led several investments. Since January 2011, Mr. Zhang was a partner at 5Y Capital (五源資本) (formerly known as Morningside Venture Capital). Around 2016, he founded and has been a fund manager and the Responsible Officer of Neumann Advisory Hong Kong Limited, a SFC Type 9 licensed corporation. Mr. Zhang has been serving as a director of Kuaishou Technology (a company listed on the Stock Exchange, HKEX: 1024) since February 2014 and re-designated as a non-executive director since November 2020, where he is primarily responsible for participating in the formulation of business plans and strategic and major decisions.

Mr. Zhang received his bachelor’s degree in engineering in automation and control from Shanghai Jiao Tong University (上海交通大學) in Shanghai, the PRC, in July 1994 and his MBA from the China Europe International Business School (中歐國際工商學院) in Shanghai, the PRC, in May 1999.

Length of service

Pursuant to the amended and restated director agreement with the Company, the term of appointment of Mr. Zhang shall be for an initial term of three years or until the third annual general meeting of the Company after the Listing Date, whichever is sooner.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Zhang did not have any relationships with other Directors, senior management, substantial Shareholders or controlling Shareholders.

APPENDIX II	DETAILS OF THE DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Zhang was interested in an aggregate of 1,031,880 Class A Ordinary Shares within the meaning of Part XV of the SFO. Save as disclosed above, as far as the Directors are aware, Mr. Zhang does not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

Director’s emoluments

Mr. Zhang is not entitled to receive any director’s fees from the Company under the current arrangement, which was determined by the Board with reference to the Group’s remuneration policy.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Zhang to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Zhang that need to be brought to the attention of the Shareholders.

(2)	MR. TAKEO HAMADA

Position and experience

Mr. Takeo Hamada (“Mr. Hamada”), aged 58, is our non-executive Director, and is responsible for providing professional advice to the Board. Mr. Hamada has been appointed as our Director since October 2023.

Mr. Hamada joined Toyota Motor Corporation (a company listed on the New York Stock Exchange, NYSE: TM (“TMC”)) in April 1991. Mr. Hamada was dispatched to Toyota Motor North America, Inc from January 2012 to January 2015, where he was responsible for electrical and electronic engineering development. Upon his return in January 2015, Mr. Hamada joined the IVI system development division, where he was promoted to general manager in April 2016. Mr. Hamada later served as the general manager of the connected management division from January 2021 to January 2022. He then joined Toyota Motor (China) Investment Co., Ltd. in January 2022 and has been serving as the executive vice president since then. Mr. Hamada currently also serves as the project manager of TMC.

APPENDIX II	DETAILS OF THE DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Mr. Hamada obtained a bachelor’s degree in engineering from Kobe University in Japan in March 1991.

Length of service

Pursuant to the amended and restated director agreement with the Company, the term of appointment of Mr. Hamada shall be for an initial term of three years or until the third annual general meeting of the Company after the Listing Date, whichever is sooner.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Hamada did not have any relationships with other Directors, senior management, substantial Shareholders or controlling Shareholders.

Interests in Shares

As far as the Directors are aware, Mr. Hamada does not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

Director’s emoluments

Mr. Hamada is not entitled to receive any director’s fees from the Company under the current arrangement, which was determined by the Board with reference to the Group’s remuneration policy.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Hamada to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Hamada that need to be brought to the attention of the Shareholders.

NOTICE OF THE ANNUAL GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Pony AI Inc.

小馬智行*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2026)

NOTICE OF THE ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the “AGM”) of Pony AI Inc. (the “Company”) will be held at 10:00 a.m. (Beijing time) on Monday, June 8, 2026 at 1/F, Building 8, Phase II, Datang Industrial Park, Huangge Town, ansha District, Guangzhou, Guangdong Province, PRC for the purposes of considering and, if thought fit, passing with or without amendments, the following resolutions of the Company (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated April 22, 2026):

ORDINARY RESOLUTIONS

1.	To receive, consider and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2025 and the reports of the Directors and independent auditors thereon.

2.	To re-elect Mr. Fei Zhang as a non-executive Director.

3.	To re-elect Mr. Takeo Hamada as a non-executive Director.

4.	To authorize the Board to fix the remuneration of the Directors.

NOTICE OF THE ANNUAL GENERAL MEETING

5.	To consider and, if thought fit, pass with or without modification the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A Ordinary Shares or ADSs (including any sale and/or transfer of Treasury Shares) or securities convertible into Class A Ordinary Shares, or options, warrants or similar rights to subscribe for Class A Ordinary Shares or such convertible securities of the Company (other than issuance of options, warrants or similar rights to subscribe for additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A Ordinary Shares) that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements, and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A Ordinary Shares or ADSs allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option, scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A Ordinary Shares or rights to acquire Class A Ordinary Shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the share incentive plans of the Company;

NOTICE OF THE ANNUAL GENERAL MEETING

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association; and

(v)	a specific authority granted by the Shareholders in general meeting,

shall not exceed 20% of the total number of issued Shares (excluding any Treasury Shares) as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly.

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable Laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to holders of Shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the Laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).

Any reference to an allotment, issue, grant, offer or disposal of Class A Ordinary Shares shall include the sale or transfer of treasury shares in the capital of the Company (including to satisfy any obligation upon the conversion or exercise of any convertible securities, options, warrants or similar rights to subscribe for Class A Ordinary Shares), to the extent permitted by, and subject to the provisions of, the Listing Rules and applicable laws and regulations;” and

NOTICE OF THE ANNUAL GENERAL MEETING

6.	To consider and, if thought fit, pass with or without modification the following resolution as an ordinary resolution:

“THAT:

(a)	a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares and/or ADSs on the Stock Exchange or on any other stock exchange on which the securities of the Company are or may be listed and which is recognized by the SFC and the Stock Exchange for this purpose, provided that the total number of Shares and/or Shares underlying the ADSs of the Company which may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued Shares (excluding any Treasury Shares) as at the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or any applicable Laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting”

7.	As an ordinary resolution, conditional upon the passing of resolutions set out in items 5 and 6 of the notice convening this meeting (the “Notice”), the general mandate referred to in the resolution set out in item 5 of this notice be and is hereby extended by the addition to the aggregate number of Shares and/or ADSs that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of the number of Shares and/or ADSs repurchased by the Company pursuant to the mandate referred to in item 6 of this Notice, provided that such amount shall not exceed 10% of the total number of the issued Shares (excluding any Treasury Shares) of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution).

NOTICE OF THE ANNUAL GENERAL MEETING

8.	To re-appoint Deloitte Touche Tohmatsu Certified Public Accountants LLP and Deloitte Touche Tohmatsu as auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2026.

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on May 5, 2026, (Hong Kong time), as the record date (the “Share Record Date”) of Class A Ordinary Shares and Class B Ordinary Shares. Holders of record of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of record of American depositary shares (the “ADSs”) as of the close of business on May 5, 2026, New York Time (the “ADS Record Date,” together with the Share Record Date, the “Record Dates”), who wish to exercise their voting rights for the underlying Class A Ordinary Shares must give voting instructions to Deutsche Bank Trust Company Americas., the depositary of the ADSs.

In order to be eligible to vote and attend the AGM, with respect to the Shares registered on the Company’s share registrar in Hong Kong, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Tuesday, May 5, 2026, (Hong Kong time); and with respect to ordinary shares registered on the Company’s principal share registrar and transfer office in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar and transfer office, Walkers Corporate Limited, at 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands, no later than 10:30 a.m. on Tuesday, May 5, 2026, (Hong Kong time). All persons who are registered holders of the ordinary shares on the Share Record Date will be entitled to vote and attend the AGM.

ATTENDING THE AGM

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the AGM. All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable Laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

NOTICE OF THE ANNUAL GENERAL MEETING

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct Deutsche Bank Trust Company Americas directly, the depositary of the ADSs, if the ADSs are held by holders on the books and records of the depositary, or indirectly through a bank, brokerage or other securities intermediary, if the ADSs are held by any of them on behalf of holders of the ADSs, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs). The proxy form is available on our website at https://ir.pony.ai/.

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date are entitled to attend the AGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Shares) or your voting instructions directly to Deutsche Bank Trust Company Americas, the depositary of the ADSs, if the ADSs are held by holders on the books and records of the depositary, or indirectly through a bank, brokerage or other securities intermediary, if the ADSs are held by any of them on behalf of holders of the ADSs as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:00 a.m. (Hong Kong time), on Saturday, June 6, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and Deutsche Bank Trust Company Americas must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

By Order of the Board
Pony AI Inc.
Dr. Jun Peng
Chairman of the Board and Chief Executive Officer

Head Office and Principal Place of business in the PRC: 1301 Pearl Development Building 1 Mingzhu 1st Street, Hengli Town Nansha District Guangzhou, PRC	Registered Office: 190 Elgin Avenue, George Town Grand Cayman, KY1-9008 Cayman Islands

April 22, 2026

As at the date of this notice, the Board comprises: (i) Dr. Jun Peng and Dr. Tiancheng Lou as executive directors; (ii) Mr. Fei Zhang and Mr. Takeo Hamada as non-executive directors; and (iii) Mr. Jackson Peter Tai, Dr. Mark Qiu and Ms. Asmau Ahmed as independent non-executive directors.

*	For identification purposes only